                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)

                                    IBP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
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                         (Title of Class of Securities)

                                    449223106
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                                 (CUSIP Number)

                             SMITHFIELD FOODS, INC.
                               200 COMMERCE STREET
                           SMITHFIELD, VIRGINIA 23430
                                  757-365-3000


                COPY TO:                                COPY TO:

          RICHARD J.M. POULSON                    ROBERT E. SPATT, ESQ.
         SMITHFIELD FOODS, INC.                SIMPSON THACHER & BARTLETT
          200 COMMERCE STREET                     425 LEXINGTON AVENUE
          SMITHFIELD, VA 23430                     NEW YORK, NY 10017
              757-365-3000                            212-455-2000


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 16, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

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   1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                   Smithfield Foods, Inc.
                   52-0845861
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   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) |_|
                                                                         (b) |_|
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   3.     SEC USE ONLY:

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   4.     SOURCE OF FUNDS:
                 WC
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   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
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   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Virginia
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  NUMBER OF SHARES      7.    SOLE VOTING POWER
 BENEFICIALLY OWNED                  6,714,341
  BY EACH REPORTING
     PERSON WITH
                       ---------------------------------------------------------

                        8.    SHARED VOTING POWER
                                       250,000(1)
                       ---------------------------------------------------------

                        9.    SOLE DISPOSITIVE POWER
                                       6,714,341
                       ---------------------------------------------------------

                        10.   SHARED DISPOSITIVE POWER
                                       0
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  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          6,964,3411
--------------------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                    |_|
--------------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                   6.6%(1)
--------------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON:
                   CO
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----------

(1) Includes 250,000 shares held by Chase Manhattan Bank ("Chase"), as trustee for the following employee benefit plans for certain employees of Smithfield and its subsidiaries: (1) the Smithfield Foods, Inc. Salaried Pension Plan; (2) the Smithfield Foods, Inc. Hourly Pension Plan; (3) the Smithfield Packing Pension Plan for Bargaining Employees; (5) the Esskay Pension Plan for Bargaining Employees; (6) the John Morrell Salaried Employees Pension Plan; and (7) the John Morrell Hourly Employees Pension Plan. Smithfield has shared voting power over such shares held by Chase.

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   1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                   SF Investments, Inc.
                   51-0326024
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   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------

   3.     SEC USE ONLY:

--------------------------------------------------------------------------------

   4.     SOURCE OF FUNDS:
                   AF
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   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
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   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Delaware
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  NUMBER OF SHARES      7.    SOLE VOTING POWER
 BENEFICIALLY OWNED                    N/A
  BY EACH REPORTING
     PERSON WITH
                       ---------------------------------------------------------

                        8.    SHARED VOTING POWER
                                       N/A
                       ---------------------------------------------------------

                        9.    SOLE DISPOSITIVE POWER
                                       N/A
                       ---------------------------------------------------------

                        10.   SHARED DISPOSITIVE POWER
                                       N/A
--------------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          6,714,241
--------------------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                    |_|
--------------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                   6.4%
--------------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON:
                   CO
--------------------------------------------------------------------------------

         This Amendment No. 1 ("Amendment No. 1") amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D"), filed on November 13, 2000, by and on behalf of Smithfield Foods, Inc., a Virginia corporation ("Smithfield"), and SF Investments, Inc., a Delaware corporation ("SF Investments" and together with Smithfield, the "Reporting Persons"), with respect to the common stock, par value $0.05 per share ("Common Stock"), of IBP, Inc., a Delaware corporation ("IBP"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of Schedule 13D is amended by amending and restating paragraph 4 thereto, including Schedule III incorporated therein, as follows:

                  Except for transactions disclosed on Schedule III, as amended, there have been no transactions with respect to shares of Common Stock, within 60 days prior to the date hereof, by the Reporting Persons.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of Schedule 13D is amended and restated as follows:

                  On November 16, 2000 Smithfield and IBP entered into a Confidentiality Agreement which contains certain restrictions on Smithfield's ability to acquire Common Stock of IBP. The text of the Confidentiality Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SMITHFIELD FOODS, INC.


                                       By: /s/ C. LARRY POPE
                                           -------------------------------------
                                           Name:  C. Larry Pope
                                           Title: Vice President and Chief
                                                  Financial Officer

Dated: November 17, 2000

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SF INVESTMENTS, INC.


                                       By: /s/ MICHAEL COLE
                                           -------------------------------------
                                           Name:  Michael Cole
                                           Title: Vice President

Dated: November 17, 2000

                                  SCHEDULE III
               All transactions for the period 9/12/00 - 11/13/00
             All transactions were effected by SF Investments, Inc.

--------------------------------------------------------------------------------
Transaction Date    Number of Shares     Transaction             Price per Share
--------------------------------------------------------------------------------
9/7/00              190,000              Open-Market Purchase    $15.99
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9/8/00              217,000              Open-Market Purchase    $15.93
--------------------------------------------------------------------------------
9/11/00             5,000                Open-Market Purchase    $15.99
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10/4/00             84,000               Open-Market Sale        $18.27
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